
December 24, 2013

Via E-mail
Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300
North Chesterfield, VA 23225

> **Re: Fundrise 1539 7th Street NW, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 11, 2013**
> **File No. 024-10360**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in your response to comment 8 you reference the Form 1-A as a publicly available source. As the Form 1-A is not available to the public on EDGAR, please tell us how the media sources are receiving a copy of the offering circular.

Asset Management Fee, page 21

2.   We note your response to comment 3 and the related revisions to your offering statement. Please also revise your disclosure to explain whether, each month, the asset management fee is calculated based on the Adjusted Capital Balances of the Members as of a particular date.

Development Fee, page 21

3.   We note your response to comment 4. Please also include expanded disclosure of whose hourly time is being reimbursed with the recurring portion of the development fee. To the extent you are or will reimburse Rise Development for the wages or benefits to be paid to your officers and/or managers, please specifically disclose the portion of the reimbursement that is for the wages or benefits of your officers and/or managers.

Financial Statements and Independent Accountant's Review Report

4.   Please provide updated financial statements in your next amendment.

Exhibit 11.1

5.   Please file your final legal opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Bjorn Hall, Esq. (Via E-mail)
       Max Kirschenbaum (Via E-mail)